Exhibit 99.1

NEWS RELEASE

For Further Information Contact:
Brian Doyle
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox NX-1207 BPH Pivotal Phase 3 U.S. Studies NX02-0017 and NX02-0018 Fail to Meet Primary Efficacy Endpoints

HASBROUCK HEIGHTS, NJ (November 2, 2014) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) announced today that the Company’s two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. Full results will be reported at a later date. The Company will hold a teleconference for shareholders on Monday, November 3, 2014 at 4:30 pm Eastern Time. The phone number to call for the teleconference is 1-866-436-9172 for U.S and 1-630-691-2760 for Canada and International. The confirmation number: 38420531.

Nymox CEO, Paul Averback, said, “The two studies failed to meet the pre-specified efficacy endpoints. Drug safety was acceptable. Drug efficacy reached levels similar to earlier studies but was not statistically significant in comparison to the placebo control due to a higher placebo response than in earlier NX-1207 studies and in other placebo-controlled BPH studies. The compound remains promising for low grade localized prostate cancer where the Phase 2 results showed evidence that NX-1207 treatment had a positive effect on biopsy results and clinical and biochemical progression.”

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Development of drug products involves substantial risks and actual results may differ materially from expectations. Factors that could cause actual results or events to differ materially from those projected in forward-looking statements are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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